                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                         DREYER'S GRAND ICE CREAM, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    26187810
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               PATRICK E. BENNETT
                                SAN TOMO PARTNERS
                              11292 N. ALPINE ROAD
                               STOCKTON, CA 95212
                                 (209) 948-0792
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 28, 1997
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        Exhibit Index located at Page 23.

                         (Continued on following pages)
                                 (Page of Pages)

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 2 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               San Tomo Partners
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 3 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Cortopassi Family Trust
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               PF, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 4 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Stanislaus Food Products Co.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 5 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Sierra Quality Canners, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 6 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               LICO Brands, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 7 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Trecento Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 8 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               DACCO, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                        PAGE 9 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Capecchio Foundation
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                       PAGE 10 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Alpinello Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                       PAGE 11 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               VICOR, LLC (f/k/a CORVI, LLC)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     26187810                                       PAGE 12 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Wright Tract Partners, LP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
               WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
               California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
        NUMBER OF     ----------------------------------------------------------
         SHARES       8   SHARED VOTING POWER
      BENEFICIALLY        1,135,000
        OWNED BY      ----------------------------------------------------------
        REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON           -0-
          WITH        ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,135,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,135,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.40%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

Item 1:        Security and Issuer.

        Class of Securities:  Common Stock

        Issuer:               Dreyer's Grand Ice Cream, Inc. ("Issuer")

        Principal Address:    5929 College Avenue
                              Oakland, CA 94618
                              Telephone: (510) 652-8187

Item 2:        Identity and Background.

        (a)    Reporting Persons:

               i.     Cortopassi Family Trust ("CFT");
               ii.    Stanislaus Food Products Co. ("SFP");
               iii.   San Tomo Partners ("STP");
               iv.    Sierra Quality Canners, Inc. ("SQC");
               v.     LICO Brands, Inc. ("LBI");
               vi.    Trecento Investors, Inc. ("TII");
               vii.   DACCO, Inc. ("DI");
               viii.  Capecchio Foundation ("CF");
               ix.    Alpinello Investors, Inc. ("AII");
               x.     VICOR, LLC (f/k/a CORVI, LLC) ("VL").
               xi.    Wright Tract Partners, LP ("WTP").

        (b)    Principal Business Address:

               11292 North Alpine Road
               Stockton, CA  95212

        (c)    Principal Occupation/Principal Business:

               CFT:      Investments
               SFP:      Food processing
               STP:      Investments
               SQC:      Investments
               LBI:      Investments
               TII:      Investments
               DI:       Investments
               CF:       Charity
               AII:      Investments
               VL:       Investments
               WTP:      Investments

        (d)    None.

        (e)    None.



                              Page 13 of 25 Pages

        (f)    Not applicable.

Item 3:        Source and Amount of Funds or Other Consideration.

        The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $7,775,475.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, CFT beneficially owned a total of 275,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to November 5, 1997, CFT acquired 25,000 shares of the Common Stock of Issuer in separate transactions as follows:

               Date of Purchase           Number of Shares          Total Cost*
               ----------------           ----------------          -----------
                   10/28/97                    24,000                $985,196
                   10/29/97                     1,000                  42,433

        The shares of Common Stock of Issuer reported as beneficially owned by SFP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. SFP has paid a total of $6,334,017.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, SFP beneficially owned a total of 200,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to November 5, 1997, SFP acquired 25,000 shares of the Common Stock of Issuer in separate transactions as follows:

               Date of Purchase        Number of Shares          Total Cost*
               ----------------        ----------------          -----------
                   10/27/97                 3,000                 $126,920
                   10/28/97                 2,000                   76,638
                   10/31/97                13,000                  540,716
                   11/03/97                 2,340                   97,861
                   11/04/97                 4,660                  194,695

        The shares of Common Stock of Issuer reported as beneficially owned by STP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. STP has paid a total of $4,496,129.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, STP beneficially owned a total of 150,000 shares of the Common Stock of Issuer.




--------------------

*Includes broker's commissions and fees.



                              Page 14 of 25 Pages

        The shares of Common Stock of Issuer reported as beneficially owned by SQC in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SQC has paid a total of $6,297,841.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, SQC beneficially owned a total of 185,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to November 5, 1997, SQC acquired 35,000 shares of the Common Stock of Issuer in separate transactions as follows:

               Date of Purchase        Number of Shares         Total Cost*
               ----------------        ----------------         -----------
                   09/15/97                 5,000                $252,504
                   09/16/97                 5,000                 255,004
                   10/13/97                 5,000                 242,504
                   10/14/97                 5,000                 245,004
                   10/27/97                 5,000                 210,004
                   10/31/97                 2,500                 103,442
                   11/04/97                 7,500                 311,254

        The shares of Common Stock of Issuer reported as beneficially owned by LBI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. LBI has paid a total of $3,826,998.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, LBI beneficially owned a total of 100,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to November 5, 1997, LBI acquired 38,800 shares of the Common Stock of Issuer in separate transactions as follows:

               Date of Purchase        Number of Shares        Total Cost*
               ----------------        ----------------        -----------
                   09/12/97                 12,500              $625,997
                   09/15/97                  5,000               252,946
                   10/16/97                  9,500               434,842
                   10/17/97                  4,300               196,946
                   10/27/97                  7,500               316,372

        The shares of Common Stock of Issuer reported as beneficially owned by TII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. TII has paid a total of $2,183,435.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, TII beneficially owned a total of 65,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to November 5, 1997, TII acquired 5,000 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Purchase        Number of Shares        Total Cost*
               ----------------        ----------------        -----------
                   10/28/97                 5,000               $198,570





--------------------

*Includes broker's commissions and fees.



                              Page 15 of 25 Pages

        The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $2,714,106.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, DI beneficially owned a total of 75,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to November 5, 1997, DI acquired 25,000 shares of the Common Stock of Issuer in separate transactions as follows:

               Date of Purchase        Number of Shares        Total Cost*
               ----------------        ----------------        -----------
                   10/29/97                    500              $   21,285
                   10/30/97                 24,500               1,035,063

        Of the shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5, 5,000 shares were received as a donation by CFT and 25,000 shares have been purchased with working capital. CF and CFT have paid a total of $838,185.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, CF beneficially owned a total of 30,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. AII has paid a total of $454,611.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, AII beneficially owned a total of 15,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. VL has paid a total of $1,263,992.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, VL beneficially owned a total of 35,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to November 5, 1997, VL disposed of 7,500 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Sale          Number of Shares        Net Proceeds*
               ------------          ----------------        -------------
                 09/12/97                 7,500               $375,000

        During the 60-day period prior to November 5, 1997, VL acquired 2,500 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Purchase        Number of Shares        Total Cost*
               ----------------        ----------------        -----------
                   10/28/97                 2,500                $99,522

        The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. WTP has paid a total of $141,033.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1997, WTP beneficially owned a total of 5,000 shares of the Common Stock of Issuer.




--------------------

*Includes broker's commissions and fees.



                              Page 16 of 25 Pages

Item 4:        Purpose of Transaction.

        Reporting Persons acquired the securities of Issuer for purposes of investment.

        Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

        Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

        However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5:        Interest in Securities of the Issuer.

        Because Reporting Persons comprise a "group" for purposes of this report, each of them is deemed to own beneficially all of the shares owned by members of the group. The following table identifies the individual ownership of each Reporting Person.

================================================================================================
                                 CFT         SFP             STP           SQC           LBI
------------------------------------------------------------------------------------------------
Shares Owned                   275,000     200,000         150,000       185,000       100,000
------------------------------------------------------------------------------------------------
Percentage of Class              2.03%       1.48%           1.11%         1.37%         0.74%
================================================================================================


====================================================================================================
                                 TII         DI          CF           AII          VL         WTP
----------------------------------------------------------------------------------------------------
Shares Owned                    65,000     75,000      30,000        15,000      35,000      5,000
----------------------------------------------------------------------------------------------------
Percentage of Class              0.48%      0.55%       0.22%         0.11%       0.26%      0.04%
====================================================================================================

(c)     See Item 3 above.





                              Page 17 of 25 Pages

(d)     Not applicable.

(e)     Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7:        Material to be Filed as Exhibits.

        Exhibit A: Joint Filing Statement.







                              Page 18 of 25 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 14, 1997


CORTOPASSI FAMILY TRUST



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Trustee


STANISLAUS FOOD PRODUCTS CO.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Chief Executive Officer


SAN TOMO PARTNERS

By:  DACCO, Inc.,
   ------------------------------------
     its General Partner


By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


SIERRA QUALITY CANNERS, INC.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President






                              Page 19 of 25 Pages

LICO BRANDS, INC.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


TRECENTO INVESTORS, INC.



By      /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


DACCO, INC.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


CAPECCHIO FOUNDATION



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


ALPINELLO INVESTORS, INC.



By:     /s/ Donald G. Lenz
   ------------------------------------
        Donald G. Lenz
        President






                              Page 20 of 25 Pages

VICOR, LLC



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
   ------------------------------------
     its General Partner


By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President














                              Page 21 of 25 Pages

                                  EXHIBIT INDEX


Exhibit                                                   Sequential Page
-------                                                   ---------------
Exhibit A - Joint Filing Statement                              23



























                              Page 22 of 25 Pages

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: November 14, 1997


CORTOPASSI FAMILY TRUST



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Trustee


STANISLAUS FOOD PRODUCTS CO.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Chief Executive Officer


SAN TOMO PARTNERS

By:  DACCO, Inc.,
   ------------------------------------
     its General Partner


By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


SIERRA QUALITY CANNERS, INC.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President








                              Page 23 of 25 Pages

LICO BRANDS, INC.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


TRECENTO INVESTORS, INC.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


DACCO, INC.



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


CAPECCHIO FOUNDATION



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


ALPINELLO INVESTORS, INC.



By:     /s/ Donald G. Lenz
   ------------------------------------
        Donald G. Lenz
        President








                              Page 24 of 25 Pages

VICOR, LLC



By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
   ------------------------------------
     its General Partner


By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President











                                Page 25 of Pages